January 27, 2010

Mindy Hooker
Staff Accountant
Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:         Energy Composites Corporation (the “Company”)
Form 10-K for the year ended December 31, 2008
Form 10-Q for the quarter ended June 30, 2009
File No. 0-28867

Dear Ms. Hooker:

In response to the comments of the Staff dated January 14, 2010 we respond as follows:

-	Energy Composites Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings;
-	Energy Composites Corporation acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and
-
Energy Composites Corporation acknowledges the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mindy Hooker
Staff Accountant
Division of Corporation Finance
January 27, 2010

Form 10-K for the period ended December 31, 2008

Changes in Internal Control over Financial Reporting, page 45

1.
We note your proposed disclosure that some of the changes in your internal control over financial reporting that have materially affected your internal control over financial reporting included “greater complexity of business transaction.”  Please elaborate on what you mean by this.

Response: We acknowledge your comment and have revised our proposed revision to Item 9A of our December 31, 2008 10-K filing as per the attached document.

Sincerely,

/s/ Jeffrey S. Keuntjes

Jeffrey S. Keuntjes
Vice President, Finance
Energy Composites Corporation

Revision to Item 9A - Energy Composites Corporation December 31, 2008 10-K

9A.         Controls and Procedures.

Evaluation of Disclosure Controls and Procedures and Changes in Internal Controls

As of the end of the period covered by this annual report on Form 10-K, we carried out any evaluation under the supervision and with the participation of our management, including the Chief Executive Officer (“CEO”) and Principal Financial Officer (“CFO”), of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e).  Disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms and that such information is accumulated and communicated to our management, including the CEO and CFO, to allow timely decisions regarding required disclosure.  Based on this evaluation, our CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2008.

On October 14, 2008, we acquired AFT through a reverse acquisition.  We excluded AFT from our evaluation of internal control over financial reporting.  Due to the significance of this acquisition to our Company as a whole and the limited amount of time available to us, we did not have enough resources to assess the internal controls of AFT for this annual report.  We will evaluate and report on our internal controls over financial reporting, including AFT, in fiscal 2009.

Changes in Internal Control over Financial Reporting

With the addition of new processes and procedures associated with the reverse acquisition of AFT, there were changes in our internal control over financial reporting that have materially affected our internal control over financial reporting.  These changes include an increased requirement of business transaction review as AFT is an operating entity and an increased requirement of board oversight and review as we execute our growth strategy.  The acquisition of AFT also adds greater accounting and financial reporting resources, specifically accounting staff, to manage these changes in our internal control over financial reporting.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f).  Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on the results of this evaluation, we concluded that our internal control over financial reporting was effective as of December 31, 2008.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation requirements by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.